JUNE 13, 2016 SEC ADMINISTRATIVE PROCEEDING FILE NO. 3-17286

ON JUNE 13, 2016, THE BANK OF NEW YORK MELLON ("BNYM") ENTERED INTO A
SETTLEMENT WITH THE SEC RELATED TO BNYM'S STANDING INSTRUCTION FOREIGN
CURRENCY EXCHANGE PROGRAM, WHICH RESULTED IN THE SEC ISSUING AN
ADMINISTRATIVE ORDER AGAINST BNYM. A COPY OF THE ORDER IS ATTACHED.
THE ORDER CAUSED BNYM TO BECOME A PERSON SUBJECT TO A "STATUTORY
DISQUALIFICATION" AS DEFINED IN SECTION 3(A)(39)(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 ("EXCHANGE ACT") BECAUSE BNYM WAS FOUND TO HAVE
WILLFULLY VIOLATED THE FEDERAL SECURITIES LAWS.

PLEASE ADVISE IF YOU HAVE ANY QUESTIONS OR CONCERNS PERTAINING TO THIS
MATTER. FEEL FREE TO CONTACT ME DIRECTLY AT 212-815-3427. THANK YOU.